FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

   1                      Translation of letter to the Buenos Aires Stock Exchange dated August 7, 2014.

TRANSLATION

Autonomous City of Buenos Aires, August 7, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Acquisition of Company Shares. Modification of terms and conditions: term in which acquisitions will be completed.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations. Please be informed that the Board of Directors of YPF S.A. resolved to authorize the partial modification of the terms and conditions for the acquisition of Company shares, approved by the Board of Directors on June 11 in order to implement the Long-Term Share Compensation Plan for Company employees as detailed in the Relevant Facts numbered ID 4-231958-D and ID 4-231951-D in the Autopista de la Información Financiera on the National Securities Commission (Comisión Nacional de Valores) website this past June 11, extending the term in which acquisitions will be completed until December 31, 2014.

Yours faithfully,
Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: August 8, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer